SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

(Amendment No.            )1

EAGLE SUPPLY GROUP, INC.

(Name of Company)

COMMON STOCK, PAR VALUE $0.0001 PER SHARE

(Title of Class of Securities)

269894101

(CUSIP Number)

James S. Resch, President

Gulfside Supply, Inc.

501 North Reo Street

Tampa, Florida 33609

(813) 636-9808

(Name, Address and Telephone Number of Person Authorized to Receive Notice and Communications)

August 5, 2004

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

[1]	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 269894101	SCHEDULE 13D	Page 2 of 13 Pages

1	NAMES OF REPORTING PERSONS Gulfside Supply, Inc. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) 59-1431473
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS BK
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION FL

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0 8 SHARED VOTING POWER 7,680,000 (See Item 5) 9 SOLE DISPOSITIVE POWER 0 10 SHARED DISPOSITIVE POWER 7,680,000 (See Item 5)

11	AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON 7,680,000 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED IN ROW (11) 68.2%
14	TYPE OF REPORTING PERSON CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 269894101	SCHEDULE 13D	Page 3 of 13 Pages

1	NAMES OF REPORTING PERSONS Gulfco Acquisition, Inc. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Applied For
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS BK
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0 8 SHARED VOTING POWER 7,680,000 (See Item 5) 9 SOLE DISPOSITIVE POWER 0 10 SHARED DISPOSITIVE POWER 7,680,000 (See Item 5)

11	AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON 7,680,000 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED IN ROW (11) 68.2%
14	TYPE OF REPORTING PERSON CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 269894101	SCHEDULE 13D	Page 4 of 13 Pages

1	NAMES OF REPORTING PERSONS James S. Resch I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS BK
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0 8 SHARED VOTING POWER 7,680,000 (See Item 5) 9 SOLE DISPOSITIVE POWER 0 10 SHARED DISPOSITIVE POWER 7,680,000 (See Item 5)

11	AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON 7,680,000 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED IN ROW (11) 68.2%
14	TYPE OF REPORTING PERSON IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 269894101	SCHEDULE 13D	Page 5 of 13 Pages

INTRODUCTION

This statement on Schedule 13D (this “Statement”) constitutes the initial filing by Gulfside Supply, Inc., a Florida corporation (“Gulfside”), Gulfco Acquisition, Inc., a Delaware corporation (the “Purchaser”), and James S. Resch, an individual (“Mr. Resch”) with respect to the acquisition of beneficial ownership of 7,680,000 shares (the “Shares”) of the common stock, par value $0.0001 per share (the “Common Stock”) of Eagle Supply Group, Inc., a Delaware corporation. The Purchaser is a wholly owned subsidiary of Gulfside, and Mr. Resch owns all of the outstanding capital stock of Gulfside.

In this Statement, each of Gulfside, the Purchaser, and Mr. Resch is sometimes individually referred to as a “Reporting Person,” and they are sometimes collectively referred to as the “Reporting Persons.” The Reporting Persons are filing this statement together as a group pursuant to Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Item 1. Security and Issuer.

The title of the class of equity securities to which this Statement relates is the common stock, par value $0.0001 per share of Eagle Supply Group, Inc., a Delaware corporation (the “Company”). The address of the Company’s principal executive offices is 122 East 42nd Street, Suite 1618, New York, New York 10168.

Item 2. Identity and Background.

This Statement is filed jointly by each of the Reporting Persons pursuant to Rule 13d-1(k) promulgated under Section 13 of the Securities Exchange Act of 1934, as amended. Information with respect to each of the Reporting Persons is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of information provided by another Reporting Person. By their signatures on this Statement, each of the Reporting Persons agrees that this Statement is filed on behalf of such Reporting Person.

(a) – (c), (f) The name and place of organization of each Reporting Person is herein incorporated by reference to the responses to Items 1 and 6 on the cover page provided for each respective Reporting Person. The name, address and principal occupation, as applicable, of each director or executive officer of each Reporting Person (each, a “Disclosed Party” and collectively, the “Disclosed Parties”) is set forth in Schedule I to the Offer to Purchase (the “Offer to Purchase”) set forth as Exhibit 1 to this Statement. To the knowledge of the Reporting Persons, each of the Disclosed Parties is a citizen of the United States of America.

The information concerning the principal business of Gulfside and the Purchaser set forth in the “Summary Term Sheet,” “Introduction,” and “The Tender Offer—8. Certain Information Concerning Gulfside and the Purchaser” of the Offer to Purchase is incorporated herein by reference.

(d) – (e) During the last five years, no Reporting Person or, to the knowledge of any Reporting Person, any Disclosed Party related to such Reporting Person, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP No. 269894101	SCHEDULE 13D	Page 6 of 13 Pages

Item 3. Source and Amount of Funds or Other Consideration.

The information set forth in the “Summary Term Sheet,” “Introduction,” and “The Tender Offer—9. Source and Amount of Funds” of the Offer to Purchase is incorporated herein by reference.

Item 4. Purpose of the Transaction.

The Offer and the Merger

On August 5, 2004, the Company, Gulfside and the Purchaser executed an Agreement and Plan of Merger (the “Merger Agreement”) pursuant to which, among other things, the Company has agreed to be acquired by Gulfside and the Purchaser. Pursuant to the Merger Agreement, the Purchaser is required to commence a cash tender offer to purchase all of the issued and outstanding shares of Common Stock of the Company at a price per share of $2.20 net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase and the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”). Following a successful completion of the Offer, if any, and subject to certain conditions, the Purchaser is required by the Merger Agreement to effect a merger between the Purchaser and the Company (the “Merger”), pursuant to which each remaining issued and outstanding share of Common Stock, other than those held by Gulfside and the Purchaser, would be converted into the right to receive in cash the same $2.20 price per share that will be offered in the Offer. Copies of the Offer to Purchase and the related Letter of Transmittal are filed as Exhibits to the Tender Offer Statement on Schedule TO filed by Gulfside and the Purchaser on August 16, 2004 (the “Schedule TO”), and are incorporated herein by reference.

The purpose of the Offer is to acquire control of, and the entire equity interest in, the Company. The purpose of the Merger is to acquire all of outstanding Shares not tendered and purchased pursuant to the Offer. If the Offer is successful, the Purchaser intends to consummate the Merger as promptly as possible.

Securities Purchase and Tender Agreement

Concurrently with, and as a condition to, the execution of the Merger Agreement, Gulfside, the Purchaser, TDA Industries, Inc. (“TDA”), James E. Helzer (“Helzer”) and Steven R. Andrews (“Andrews” and, collectively with TDA and Helzer, the “Subject Stockholders”) entered into a Securities Purchase and Tender Agreement (the “Tender Agreement”).

Pursuant to the Tender Agreement, each Subject Stockholder has agreed (a) to validly tender such Subject Stockholder’s shares of Common Stock of the Company into the Offer as promptly as practicable, and in any event no later than the fifth Business Day, following the commencement of the Offer, and (b) not to withdraw any shares of Common Stock of the Company so tendered unless the Offer is terminated or has expired without the Purchaser purchasing all shares of the Common Stock validly tendered in the Offer. The Purchaser’s obligation to accept for payment and pay for the Common Stock tendered in the Offer pursuant to the Tender Agreement remains subject to all the terms and conditions of the Offer set forth in the Merger Agreement, including the condition that, unless the number of shares validly tendered and not withdrawn before the expiration date of the offer represents at least 80.0% of the then outstanding shares on a fully diluted basis, the Purchaser is not obligated to purchase any shares that are validly

CUSIP No. 269894101	SCHEDULE 13D	Page 7 of 13 Pages

tendered (the “Minimum Condition”). Pursuant to the Tender Agreement each Subject Stockholder further agreed that if such Subject Stockholder holds warrants and the exercise of such warrants will cause the Minimum Condition to be satisfied, then such Subject Stockholder shall, if requested by the Gulfside, immediately prior to the closing of the Offer exercise any such warrants that are exercisable at the time of the request and whose exercise price is at or less than the price per share to be paid in the Offer, and shall execute all appropriate documentation in connection with such exercise.

In addition, each Subject Stockholder has agreed that, prior to the termination of the Tender Agreement, such Subject Stockholder shall not: (a) transfer, assign, sell, gift-over, pledge or otherwise dispose or, or consent to any of the foregoing (“Transfer”), the record ownership or beneficial ownership (or both) of any of the shares of Common Stock or warrants of the Company, or any right or interest therein, (b) enter into any contract, option or other agreement, arrangement or understanding with respect to any Transfer, (c) enter into any tender, voting, or other such agreement, or grant any proxy, power-of-attorney or other authorization or consent with respect to any of the shares of Common Stock or warrants of the Company; (d) deposit any of the shares of Common Stock into a voting trust, or enter into a voting agreement or arrangement with respect to any of the shares of Common Stock, or (e) take any other action that would in any way restrict, limit or interfere with the performance of such Subject Stockholder’s obligations under the Tender Agreement or the transactions contemplated by the Tender Agreement or make any representation or warranty of such Subject Stockholder untrue or incorrect.

Each Subject Stockholder also has agreed that, during the time the Tender Agreement is in effect, at any meeting of the stockholders of the Company (a “Company Stockholders’ Meeting”), however called, and at every adjournment or postponement thereof, such Subject Stockholder shall: (a) appear at the meeting or otherwise cause such Subject Stockholder’s shares of Common Stock to be counted as present thereat for purposes of establishing a quorum, (b) vote, or execute consents in respect of such Subject Stockholder’s shares of Common Stock, or cause such Subject Stockholder’s shares of Common Stock to be voted, or consents to be executed in respect thereof, in favor of the approval and adoption of the Merger Agreement (including any revised or amended Merger Agreement approved by the board of directors of the Company) and any action required in furtherance thereof, and (c) vote, or execute consents in respect of such Subject Stockholder’s shares of Common Stock to be voted, or consents to be executed in respect thereof, against (1) any agreement or transaction relating to an Acquisition Proposal (as such term is defined in the Merger Agreement) or transaction or occurrence that if proposed and offered to the Company or its stockholders (or any of them) would constitute an Acquisition Proposal (other than as proposed by the Gulfside, the Purchaser, or any of their subsidiaries or affiliates) or (2) any amendment of the Company’s Certificate of Incorporation or Bylaws or other proposal, action or transaction involving the Company or any of its subsidiaries or any of its stockholders, which amendment or other proposal, action or transaction could reasonably be expected to prevent or materially impede or delay the consummation of the Merger or the other transactions contemplated by the Merger Agreement or the consummation of the transactions contemplated by this the Tender Agreement, or to deprive Gulfside or the Purchaser of any material portion of the benefits anticipated by Gulfside and the Purchaser to be received from the consummation of the Merger or the transactions contemplated by the Merger Agreement or the transactions contemplated by the Tender Agreement, or to change in any manner the voting rights of the Common Stock presented to the stockholders of the Company (regardless of any recommendation of the board of directors of the Company) or in respect of which vote or consent of the stockholders of the Company is requested or sought. As security for the foregoing obligations of the Subject Stockholders, each Subject Stockholder irrevocably constituted and appointed Gulfside as such Subject Stockholder’s attorney and proxy in accordance with the Delaware General Corporation Law (“DGCL”), with full power of substitution and resubstitution, to cause the Subject Stockholder’s shares of Common Stock to be counted as present at any Company Stockholders’ Meetings and to vote

CUSIP No. 269894101	SCHEDULE 13D	Page 8 of 13 Pages

such shares at any Company Stockholders’ Meeting, however called, and to execute consents in respect such shares as and to the extent provided above. Additionally, each Subject Stockholder waived any rights of appraisal or rights to dissent from the Merger that the stockholders of the Company may have under the DGCL.

In addition to the foregoing covenants and agreements, each Subject Stockholder made customary representations and warranties to the Gulfside and the Purchaser, including representations and warranties regarding the number of shares of Common Stock and/or warrants of the Company owned beneficially and of record by such Subject Stockholder.

The Tender Agreement and all rights and obligations of the parties thereunder shall terminate immediately upon the termination of the Merger Agreement in accordance with the terms thereof; provided, however, that provisions with respect to payment of expenses, public announcements and governing law shall survive any termination of the Tender Agreement.

Stock Option Agreement

In connection with the Merger Agreement, the Company, Gulfside and the Purchaser entered into a Stock Option Agreement pursuant to which the Company granted to Gulfside and the Purchaser an irrevocable option (the “Top-Up Option”) to purchase a number of Shares equal to the Applicable Amount (as defined below) at any time prior to the earlier of (i) the termination of the Merger Agreement or (ii) 5:00 p.m., Tampa, Florida time, on the thirtieth business day following the expiration of the Offer, at an exercise price per Share equal to the Offer Price, as may be increased in accordance with the Merger Agreement (the “Exercise Price”). The “Applicable Amount” means the number of Shares which, when added to the number of Shares owned (of record or beneficially) by Gulfside, the Purchaser and their respective subsidiaries immediately prior to the exercise of the Top-Up Option, would result in Gulfside, the Purchaser and their respective subsidiaries owning (of record or beneficially) in the aggregate, immediately after exercise of the Top-Up Option, 90.0% of the then issued and outstanding Shares. The purpose of the Top-Up Option is to allow the Purchaser to consummate a short-form merger under Delaware law if less than the necessary number of shares necessary for such a transaction are tendered as a result of the Offer to the Company’s shareholders.

The Stock Option Agreement provides that Gulfside or the Purchaser may exercise the Top-Up Option if, but only if (i) the Purchaser has accepted for payment and paid for all Shares validly tendered and not withdrawn pursuant to the Offer (the “Accepted Shares”), and (ii) the Accepted Shares shall equal 85.0% or more of the then issued and outstanding Shares. Subject to the foregoing conditions, the Top-Up Option may be exercised by Gulfside or the Purchaser in accordance with the terms of the Stock Option Agreement.

Board Composition and Management

The Merger Agreement provides that promptly upon the purchase of and payment for Shares which represent at least 80.0% of the outstanding Shares (on a fully diluted basis), Gulfside will be entitled to elect or designate such number of directors, rounded up to the next whole number, on the Company Board as is equal to the product of (i) the total number of directors on the Company Board (giving effect to the directors elected or designated by Gulfside pursuant to the Merger Agreement) and (ii) the percentage that the number of Shares owned by Gulfside, the Purchaser and any of their affiliates bears to the total number of Shares then outstanding (on a fully diluted basis). The Company, at Gulfside’s request, must either take all actions necessary to promptly increase the size of the Company

CUSIP No. 269894101	SCHEDULE 13D	Page 9 of 13 Pages

Board, secure the resignations of such number of its directors, or both, as is necessary to enable Gulfside’s designees to be elected or designated to the Company’s Board and will cause Gulfside’s designees to be so elected or designated.

Under the terms of the Merger Agreement, after Gulfside’s designees are elected or appointed to the Company Board and until the effective time of the Merger (the “Effective Time”), the Company Board must have at least three directors who are directors on the date of the Merger Agreement and who are not employed by the Company and who are not affiliates, associates, stockholders, or employees of Gulfside or the Purchaser and each of whom shall be “independent directors” under the rules of The Nasdaq Stock Market (the “Independent Directors”). If there are fewer than three Independent Directors for any reason, the remaining Independent Directors, if any, will designate a person who is not an affiliate, associate, stockholder, or employee of Gulfside or any of its subsidiaries and who shall be an “independent director” under the rules of The Nasdaq Stock Market to fill such vacancy, and such person will be deemed to be an Independent Director, or if no Independent Directors remain, the other directors will designate three persons to fill the vacancies each of whom are not an affiliate, associate, stockholder, or employee of Gulfside or any of its subsidiaries and each of whom shall be an “independent director” under the rules of The Nasdaq Stock Market and such persons will be deemed to be Independent Directors.

Following the election or appointment of Gulfside’s designees to the Company Board and until the Effective Time, the approval or affirmative vote of a majority of the Independent Directors will be required to authorize any: (i) amendment or termination of the Merger Agreement by the Company, or extension of the time period with respect to the obligations of Gulfside and the Purchaser under the Merger Agreement in connection with the stockholders’ meeting, if any, (ii) exercise or waiver of any of the Company’s rights, benefits or remedies under the Merger Agreement, or (iii) other action of the Company Board under or in connection with the Merger Agreement in a manner that (in the determination of a majority of the Independent Directors) adversely affects the Holders (other than Gulfside, the Purchaser, or any of their respective affiliates) in any material respect.

It is expected that, initially following the Merger, the business and operations of the Company will, except as set forth in this Offer to Purchase, be continued substantially as they are currently being conducted. Gulfside will continue to evaluate the business and operations of the Company during the pendency of the Offer and after the consummation of the Offer and the Merger and will take such actions as it deems appropriate under the circumstances then existing. Thereafter, Gulfside intends to review such information as part of a comprehensive review of the Company’s business, operations, capitalization, indebtedness and management with a view to optimizing development of the Company’s potential in conjunction with Gulfside’s existing business.

Except as described above or elsewhere in this Offer to Purchase, the Purchaser and Gulfside have no present plans or proposals that would relate to or result in (i) any extraordinary corporate transaction involving the Company or any of its subsidiaries (such as a merger, reorganization or liquidation), (ii) any purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries, (iii) any material change in the Company’s dividend policy, capitalization or indebtedness, (iv) any change in the Company Board or management of the Company, (v) any other material change in the Company’s corporate structure or business, (vi) a class of securities of the Company being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association or (vii) a class of equity securities of the Company being eligible for termination of registration pursuant to Section 12(g) of the Exchange Act.

CUSIP No. 269894101	SCHEDULE 13D	Page 10 of 13 Pages

References to, and descriptions of, the Merger Agreement, the Tender Agreement, and the Stock Option Agreement as set forth herein are not intended to be complete and are qualified in their entirety by reference to copies of the Merger Agreement, the Tender Agreement, and the Stock Option Agreement, respectively, copies of which are filed as Exhibits (d)(1), (d)(3), and (d)(2), respectively, to the Schedule TO and which are incorporated by reference in this Item 4 in their entirety where such reference and descriptions appear.

Item 5. Interest in Securities of the Issuer.

The responses to Items 7 through 13 on the cover page provided for each Reporting Person that relate to the beneficial ownership of the Common Stock, are incorporated herein by reference.

(a)–(b) For the purpose of Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), Gulfside, the Purchaser, and Mr. Resch, by reason of the execution and delivery of the Tender Agreement, may be deemed to have beneficial ownership (within the meaning of Rule 13d-3 under the Exchange Act) of the 7,680,000 Shares (including 1,000,000 Shares subject to an exercisable warrant held by one of the Subject Stockholders), that are subject to the Tender Agreement, which represent approximately 68.2% of the Shares (based on the number of shares of Common Stock outstanding as of August 13, 2004).

With respect to the voting of the Shares, Gulfside, the Purchaser, and Mr. Resch have the power to vote or cause the vote of the Shares in accordance with the terms of the Tender Agreements. Neither the filing of this Statement nor any of its contents shall be deemed to constitute an admission that Gulfside, the Purchaser, or Mr. Resch is the beneficial owner of the Shares referred to in this Item 5 for purposes of Section 13(d) of the Exchange Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

(c) Except for the execution and delivery of the Merger Agreement, the Tender Agreement, and the Stock Option Agreement, no transactions in the Common Stock were effected by the Reporting Persons or, to their knowledge, any Disclosed Person, during the 60 days prior to the date hereof.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Company.

The information set forth in, or incorporated by reference, in Items 3 through 5 of this Statement is hereby incorporated by reference in this Item 6.

Gulfside and the Company are parties to a Confidentiality Agreement, dated as of February 20, 2004 (the “Confidentiality Agreement”). Pursuant to the Confidentiality Agreement, as a condition to being furnished certain information concerning the Company (the “Confidential Information”), Gulfside agreed, among other things, that it would keep such Confidential Information confidential and would use it for the sole purpose of evaluating a possible transaction to acquire the Company. “Confidential Information” does not include information which (i) becomes generally available to the public other than as a result of a disclosure by Gulfside or its representatives, (ii) was available to Gulfside on a non-confidential basis prior to its disclosure to Gulfside by the Company, or its representatives or agents, or

CUSIP No. 269894101	SCHEDULE 13D	Page 11 of 13 Pages

(iii) becomes available to Gulfside on a non-confidential basis from a source other than the Company, or its representatives or agents, provided that such source is not known by Gulfside (after such inquiry as would be reasonable under the circumstances) to be bound by a confidentiality agreement with the Company, or its representatives or agents, or otherwise prohibited from transmitting the information to Gulfside or its representatives by a contractual, legal, or fiduciary obligation.

In addition, Gulfside agreed to a two-year standstill agreement, whereby Gulfside and its affiliates are prohibited, without the prior written consent of the Company, (i) from taking various actions during such period that would result in, among other things, the acquisition of shares of, or control of, or a merger or business combination involving, the Company or any of its subsidiaries, or (ii) from employing or hiring any executive officer, or managerial or other key employee of the Company.

References to, and descriptions of, the Confidentiality Agreement as set forth herein are not intended to be complete and are qualified in their entirety by reference to the Confidentiality Agreement, a copy of which is filed as Exhibit (d)(4) to the Schedule TO and which is incorporated by reference in this Item 6 in its entirety where such references and descriptions appear.

To Gulfside’s and the Purchaser’s knowledge, except as otherwise described in this Statement, there are no contracts, arrangements, understandings or relationships among the Reporting Persons or Disclosed Parties, and between any such persons and any other person, with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities of the Company, finder’s fees, joint ventures, loan or option arrangement, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

Exhibit	Description
1	Offer to Purchase dated August 16, 2004 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO).

2	Agreement and Plan of Merger dated as of August 5, 2004, by and among Gulfside, the Purchaser, and the Company (incorporated by reference to Exhibit (d)(1) to the Schedule TO).

3	Stock Option Agreement dated as of August 5, 2004, by and among Gulfside, the Purchaser, and the Company (incorporated by reference to Exhibit (d)(2) to the Schedule TO).

4	Securities Purchase and Tender Agreement dated as of August 5, 2004, by and among Gulfside, the Purchaser, and certain stockholders of the Company (incorporated by reference to Exhibit (d)(3) to the Schedule TO).

5	Confidentiality Agreement, dated February 20, 2004, by and between Gulfside and the Company (incorporated by reference to Exhibit (d)(4) to the Schedule TO).

6	Commitment Letter dated August 5, 2004, between Gulfside and Fleet Capital Corporation doing business as Bank of America Business Capital (incorporated by reference to Exhibit (b)(1) to the Schedule TO).

7	Commitment Letter dated July 23, 2004, between James S. Resch and SunTrust Banks, Inc. (incorporated by reference to Exhibit (b)(2) to the Schedule TO).

8	Joint Filing Agreement dated as of August 16, 2004, among Gulfside, the Purchaser, and Mr. Resch.

CUSIP No. 269894101	SCHEDULE 13D	Page 12 of 13 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 16, 2004

GULFSIDE SUPPLY, INC

By:	/s/ James S. Resch
Name:	James S. Resch
Title:	President

GULFCO ACQUISITION, INC.

By:	/s/ James S. Resch
Name:	James S. Resch
Title:	President

JAMES S. RESCH

/s/ James S. Resch
Name:	James S. Resch

CUSIP No. 269894101	SCHEDULE 13D	Page 13 of 13 Pages

EXHIBIT INDEX

Exhibit	Description
1	Offer to Purchase dated August 16, 2004 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO).

2	Agreement and Plan of Merger dated as of August 5, 2004, by and among Gulfside, the Purchaser, and the Company (incorporated by reference to Exhibit (d)(1) to the Schedule TO).

3	Stock Option Agreement dated as of August 5, 2004, by and among Gulfside, the Purchaser, and the Company (incorporated by reference to Exhibit (d)(2) to the Schedule TO).

4	Securities Purchase and Tender Agreement dated as of August 5, 2004, by and among Gulfside, the Purchaser, and certain stockholders of the Company (incorporated by reference to Exhibit (d)(3) to the Schedule TO).

5	Confidentiality Agreement, dated February 20, 2004, by and between Gulfside and the Company (incorporated by reference to Exhibit (d)(4) to the Schedule TO).

6	Commitment Letter dated August 5, 2004, between Gulfside and Fleet Capital Corporation doing business as Bank of America Business Capital (incorporated by reference to Exhibit (b)(1) to the Schedule TO).

7	Commitment Letter dated July 23, 2004, between James S. Resch and SunTrust Banks, Inc. (incorporated by reference to Exhibit (b)(2) to the Schedule TO).

8	Joint Filing Agreement dated as of August 16, 2004, among Gulfside, the Purchaser, and Mr. Resch.